VIA EDGAR

May 8, 2019

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Aberdeen Standard Investments ETFs (the “Registrant”) – File Nos.: 333-198170 and 811-22986

Ladies and Gentlemen:

On behalf of the Registrant, please find attached for filing Post-Effective Amendment No. 17 to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 19 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act to register the following six new series of the Trust under the 1940 Act and to register such series’ shares under the 1933 Act: (1) Aberdeen Standard AI Driven US Equity ETF, (2) Aberdeen Standard AI Driven International Equity ETF, (3) Aberdeen Standard AI Driven Emerging Markets Equity ETF, (4) Aberdeen Standard Multi Factor US Equity ETF, (5) Aberdeen Standard Multi Factor International Equity ETF, and (6) Aberdeen Standard Multi Factor Emerging Markets Equity ETF (each a “Fund” and collectively, the “Funds”). The Amendment includes a prospectus and statement of additional information (“SAI”) for the three “AI Driven” Funds, and a separate prospectus and SAI for the three “Multi Factor” Funds.

It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on July 22, 2019.

Please call me at (215) 405-2404 with any questions or comments concerning this filing.

Sincerely

/s/ Robert Hepp

Robert Hepp